

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

Via Facsimile 011-86-21-6422-8337
Mr. Wen Yan Wang
Chief Financial Officer
Sunrise Real Estate Group, Inc.
Suite 701, No. 333, Zhaojiabang Road
Shanghai, People's Republic of China, 200032

> **Re:** **Sunrise Real Estate Group, Inc.**
> **Item 4.02 8-K**
> **Filed August 17, 2012**
> **File No. 000-32585**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed August 17, 2012

1. Please tell us what caused the delay between the date your independent accountants informed you that they identified an error on the consolidated financial statements for the year ended December 31, 2011 and that such financial statements should not be relied upon, May 24, 2012, and the date that you concluded that the previously issued consolidated financial statements for the year ended December 31, 2011 contained in the Company's Annual Report on Form 10-K should no longer be relied upon, August 15, 2012. We may have further comment.

2. Please tell us if you have reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have now disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3693.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant